Mail Stop 6010   May 30, 2007

Ryuji Ueno, M.D., Ph.D., Ph.D.
Chief Executive Officer
Sucampo Pharmaceuticals, Inc.
4733 Bethesda Avenue, Suite 450
Bethesda, Maryland 20814

> **Re: Sucampo Pharmaceuticals, Inc.**
> **Amendment No. 6 Registration Statement on Form S-1**
> **Filed May 14, 2007**
> **File No. 333-135133**

Dear Dr. Ueno:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1.   We refer to your statements on page 1 regarding the Phase III clinical trials and a long-term safety trial of AMITIZA for the treatment of irritable bowel syndrome with constipation and that, "Preliminary results of these trials indicate AMITIZA improved overall relief from symptoms associated with irritable bowel syndrome with constipation with statistical significance and was well tolerated." We believe discussions regarding the results of clinical trials are better placed in the Business section where investors have more complete disclosure about the trials, the results and the FDA process. Please revise your disclosure accordingly.

Risk Factors, page 8

If we are unable to establish sales and marketing capabilities or successfully use third parties to market and sell our products . . . ., page 14

2.   To the extent that the internalization of the Ventiv sales forces will result in a material increase in sales and marketing expenditures, please quantify this expected increase in this risk factor and in the MD&A on page 53.

Management's Discussion and Analysis, page 39

Critical Accounting Policies and Estimates, page 46

Stock-Based Compensation, page 47

3.   Your disclosure of a "retrospective valuation obtained from an independent third-party valuation specialist…" equates to the use of an expert. Please identify the valuation expert in your disclosures and in the Experts section. Also provide the consent from the valuation expert in your exhibits. Alternatively, remove all mention of the valuation expert.

Business, page 66

Products and Product Candidates, page 71

4.   Regarding your disclosure of the preliminary results of the Phase III clinical trials and a long-term safety trial of AMITIZA for the treatment of irritable bowel syndrome, we have the following comments:
*   Explain the progress made in the study and why the results are preliminary.
*   Clarify whether the results are preliminary because the duration of the measurement period for all or some subjects has not yet concluded or because only some of the subjects intended to be studied have been enrolled and fully studied.
*   Provide appropriate quantitative information explaining what is needed to complete the study.
    a. If the preliminary results refer to not having enrolled and fully studied the number of intended subjects, disclose the number who have completed the study whose results are included, the number currently being studied whose results are not included and the total number to be studied but not yet enrolled.
    b. If the preliminary nature of the results refers to the fact that the study is ongoing because the measurement period for some or all of the subjects has not concluded, disclose the total number of subjects that will be studied, the number of subjects who have and have not completed the measurement

             period, how much longer the ongoing subjects will have to go to complete it and the number of partial and completed measurements included in the preliminary results.

    c. If the preliminary results refer to the fact that the study has ended but all of the statistical analysis has not yet been performed, disclose what analysis you have and have not yet performed and what the different analyses are intended to measure. Provide the results of any statistical analysis and the relevant p-values.

Marketing and Sales, page 82

5.   We note your statement that you intend to continue to outsource most of the operational infrastructure associated with the new sales force. Given that your agreement with Ventiv will terminate effective July 1, 2007, please describe your plan regarding the outsourcing. Will you enter into an agreement with another vendor? Will you enter into a new agreement with Ventiv?

Consolidated Financial Statements, page F-2

6.   Please update your financial statements to include the most recent interim period. Additionally, please update the balance of your filing to include such information, as appropriate.

<center>*   *   *   *   *</center>

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Allen at (202) 551-3652 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Brent B. Siler, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP
        1875 Pennsylvania Ave., NW
        Washington, District of Columbia 20006